Filed by J.D. Edwards & Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: J.D. Edwards & Company

(Commission File No. 0-23091)

On June 9, 2003, J.D. Edwards & Company issued a press release relating to the proposed merger between PeopleSoft and J.D. Edwards pursuant to the terms of an Agreement and Plan of Merger, dated as of June 1, 2003. The text of the joint press release follows.

J.D. Edwards’ Chairman Challenges Oracle’s Commitment to Customer Choice

Raises Specter of Possible Antitrust Violations by Oracle; Reaffirms J.D. Edwards’ Commitment to Merge with PeopleSoft

DENVER — June 9, 2003 — J.D. Edwards (NASDAQ: JDEC) Chairman, President and Chief Executive Officer Bob Dutkowsky today challenged Oracle’s (NASDAQ: ORCL) commitment to customer choice based on its attempted hostile takeover of PeopleSoft (NASDAQ: PSFT) which, according to Dutkowsky, will sharply reduce options for business software customers and possibly violate U.S. and European antitrust laws. On June 2, 2003, J.D. Edwards entered into a definitive agreement to merge with PeopleSoft.

“Oracle’s hostile tender offer for PeopleSoft will eliminate at least one of Oracle’s major competitors in several market spaces to the obvious detriment of customers,” said Dutkowsky.

“Oracle’s elimination of a competitor, its products, and their ongoing development would reduce customer choice and product support, and would leave many customers with greatly diminished options,” said Dutkowsky. “This harm to customers is exactly what antitrust laws are intended to protect against.”

Dutkowsky made the comments in front of a standing room only press conference that was broadcast live-via-satellite from the Colorado Convention Center where the J.D. Edwards annual customer event, Quest Global 2003, is taking place through June 12.

“Oracle’s attempted hostile takeover of PeopleSoft in no way affects our resolve to move forward with the PeopleSoft—J.D. Edwards merger and create the world’s second largest enterprise application software company,” said Dutkowsky. “We believe the PeopleSoft—J.D. Edwards merger is in the best interests of our shareholders, customers, and employees. Their best interests are the guiding criteria for everything we do.

“Our proposed merger with PeopleSoft is all about offering more choices to customers and prospects,” he said. “Oracle’s statements seem to indicate an intention to obstruct the proposed PeopleSoft—J.D. Edwards merger and to force consolidation upon the software industry which could limit choices, hurt customers’ businesses and, ultimately, hurt shareholder value.”

“We believe that the PeopleSoft—J.D. Edwards merger announcement last week was a positive, bold step, one that will shape the future of our industry,” he noted.

About J.D. Edwards & Company

J.D. Edwards (NASDAQ: JDEC) makes customers stronger, enabling them to solve their most important business challenges. The company designs, develops and markets collaborative enterprise software and consulting, education, and support services. J.D. Edwards’ offerings are differentiated by a deeply ingrained attitude of listening to customers, innovating on their behalf, and delivering solutions as part of a results-oriented relationship. Founded in 1977 and headquartered in Denver, Colo., J.D. Edwards focuses on long-term business partnerships and helping its 6,700 customers in more than 110 countries manage their business processes, supply chains, enterprise assets, and supplier and customer relationships. For more information: www.jdedwards.com or 1-800-727-5333.

On June 2, 2003, J.D. Edwards announced that it had entered into a merger agreement with PeopleSoft, Inc. under which J.D. Edwards’ business and PeopleSoft will be merged, and J.D. Edwards will become a wholly owned subsidiary of PeopleSoft. The transaction is anticipated to close in the late third or early fourth calendar quarter. The transaction is subject to regulatory review, approval by the respective companies’ stockholders and other customary conditions.

Note to Media:

An audio replay of the June 9, 2003 J.D. Edwards press conference is available until June 16, 2003 by calling the following numbers:

U.S. Only: 1-800-925-0748

International: 402-220-3032

Contact:

J.D. Edwards

Victor Chayet

Director of Corporate Communications

(303) 885-9670 (cell)

or

J.D. Edwards Press Center

(303) 228-8360

(303) 228-8361

Additional Information About the Merger and Where to Find It

PeopleSoft intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement that will include a joint proxy statement/prospectus of PeopleSoft and J.D. Edwards, and other relevant documents in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF PEOPLESOFT AND J.D. EDWARDS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PEOPLESOFT, J.D. EDWARDS AND THE PROPOSED MERGER. In addition to the registration statement to be filed by PeopleSoft in connection with the proposed merger, and the joint proxy statement/prospectus to be mailed to the stockholders of PeopleSoft and J.D. Edwards in connection with the proposed merger, each of PeopleSoft and J.D. Edwards file annual, quarterly and special reports, proxy statements, and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by PeopleSoft or J.D. Edwards with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by PeopleSoft or J.D. Edwards with the SEC, may also be obtained from PeopleSoft and J.D. Edwards. In addition, investors and security holders may access copies of the documents filed with the SEC by PeopleSoft on PeopleSoft’s website at www.peoplesoft.com. Investors and security holders may obtain copies of the documents filed with the SEC by J.D. Edwards on J.D. Edwards’ website at www.jdedwards.com.

PeopleSoft, J.D. Edwards and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of PeopleSoft is set forth in PeopleSoft’s proxy statement for its 2003 annual meeting, which was filed with the SEC on April 28, 2003. A description of the interests of the directors and executive officers of J.D. Edwards is set forth in J.D. Edwards’ proxy statement for its 2003 annual meeting, which was filed with the SEC on February 21, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.